                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                                       OR
          / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                  For the fiscal year ended December 31, 1995
                                            -----------------

                        HARSCO CORPORATION SAVINGS PLAN
                        -------------------------------
                            (Full title of the Plan)



                               HARSCO CORPORATION
          -------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)



                           Camp Hill, PA  17001-8888
                     ---------------------------------------
                    (Address of principal executive office)


                           Telephone - (717) 763-7064

Financial Statements and Exhibits

      (a)    Financial Statements.

      The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

      (b)    Exhibits.

             (1)  Consent of Independent Accountants

             (2)  Participant's Statement of Account

             (3)  Appendix B to Savings Plan

             (4)  Description of Federal Tax Considerations

                        HARSCO CORPORATION SAVINGS PLAN

                         INDEX TO FINANCIAL STATEMENTS

                            FORM 11-K ANNUAL REPORT

                              -------------------

                                                                                                          Form 11-K
                                                                                                             Pages
                                                                                                             -----
Report of Independent Accountants                                                                           4 - 5

Financial Statements:
    Statements of Net Assets Available for Benefits with Fund Information:

           December 31, 1995 - Non-Participant Directed:
                               Harsco Common Stock Fund

                             - Participant Directed:
                               Harsco Common Stock Fund, Fixed Income Fund,
                               Fidelity Magellan Fund, S&P 500 Fund,
                               International Equity Fund, Asset Allocation Fund,
                               and Participant Loans                                                            6

           December 31, 1994 - Non-Participant Directed:
                               Harsco Common Stock Fund

                             - Participant Directed:
                               Harsco Common Stock Fund, Fixed Income Fund,
                               Fidelity Magellan Fund, S&P 500 Fund,
                               International Equity Fund, Asset Allocation Fund,
                               and Participant Loans                                                            7

    Statement of Changes in Net Assets Available for Benefits with Fund
    Information for the year ended:

           December 31, 1995 - Non-Participant Directed:
                               Harsco Common Stock Fund

                             - Participant Directed:
                               Harsco Common Stock Fund, Fixed Income Fund,
                               Fidelity Magellan Fund, S&P 500 Fund,
                               International Equity Fund, Asset Allocation Fund,
                               and Participant Loans                                                            8

    Notes to Financial Statements                                                                          9 - 15

Supplemental Schedules:

    Assets Held for Investment Purposes as of December 31, 1995 - 27(a)*                                       16

    Reportable Transactions for the year ended December 31, 1995 - 27(d)*                                      17

* Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1995.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:

We have audited the accompanying financial statements of the Harsco Corporation Savings Plan listed in the Index on page 3 of this Form 11-K. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, effective January 1, 1994, the Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan. Also effective January 1, 1994, the Harsco BMY-Combat Systems Division participants in the Harsco Corporation Savings Plan (and their respective account balances) were transferred out of the Harsco Corporation Savings Plan to a transitional savings plan established by United Defense L.P., a limited partnership of FMC Corporation and Harsco Corporation. Effective July 1, 1994, the Sherwood Selpac Corporation Profit Sharing Thrift Plan was merged into the Harsco Corporation Savings Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in the notes to the supplemental schedules, information provided by the Trustee and presented in the schedules of investments and reportable transactions does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
June 10, 1996

                        HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1995


                                           Non-Participant
                                              Directed                   Participant  - Directed
                                           ---------------     -------------------------------------------------------------
                                              Harsco          Harsco
                                              Common          Common           Fixed           Fidelity            S & P
                                              Stock           Stock            Income          Magellan             500
                                  Total        Fund            Fund             Fund             Fund               Fund
                              ----------   ------------        --------       --------         --------           -------
Assets

Investments, at fair value:
  Harsco Corporation
  1,202,750 shares of
  common stock               $ 69,909,844  $  35,979,101   $ 33,930,743    $          -     $          -     $          -

  Mutual Funds                 30,279,749              -              -               -       13,345,571        8,646,887

  Short-term investments          917,144        338,338        319,076          19,178          240,552                -

  Bank Common Trust Funds       6,961,172              -              -       6,961,172                -                -

  Participant loans             5,076,350              -              -               -                -                -

  Guaranteed rate group
    annuity contract            5,007,182              -              -       5,007,182                -                -

                              -----------     ----------   ------------     -----------     ------------      -----------
Total investments             118,151,441     36,317,439     34,249,819      11,987,532       13,586,123        8,646,887
                              -----------     ----------    -----------     -----------     ------------      -----------

Contributions Receivable:

  Employer's                       48,004         48,004              -               -                -                -

  Participants'                    62,960              -         33,644           6,677            3,140            6,927

Interest Receivable                    98             43             41               3               11                -

Securities Sold                     4,423              -              -               -            4,423                -

                              -----------     ----------   ------------     -----------       ----------      -----------
    Total receivables             115,485         48,047         33,685           6,680            7,574            6,927
                              -----------     ----------   ------------     -----------       ----------      -----------

    Total assets              118,266,926     36,365,486     34,283,504      11,994,212       13,593,697        8,653,814

Liabilities

Securities Purchased              (58,498)       (16,023)       (42,475)              -                -                -

                              -----------     ----------   ------------     -----------       ----------      -----------
    Net assets available
    for benefits           $  118,208,428   $ 36,349,463  $  34,241,029    $ 11,994,212    $ 13,593 ,697     $  8,653,814
                            =============    ===========    ===========     ===========     ============      ===========


                                           Participant  - Directed
                               --------------------------------------------

                               International        Asset
                                   Equity         Allocation         Participant
                                     Fund           Fund                Loans
                                ------------     ------------      -----------
Assets

Investments, at fair value:
  Harsco Corporation
  1,202,750 shares of
  common stock                  $         -     $          -   $          -

  Mutual Funds                    1,683,320        6,603,971              -

  Short-term investments                  -                -              -

  Bank Common Trust Funds                 -                -              -

  Participant loans                       -                -      5,076,350

  Guaranteed rate group
    annuity contract                      -                -              -

                                 ----------       ----------     ----------
Total investments                 1,683,320        6,603,971      5,076,350
                                 ----------       ----------     ----------

Contributions Receivable:

  Employer's                              -                -              -

  Participants'                       4,206            8,366              -

Interest Receivable                       -                -              -

Securities Sold                           -                -              -

                                 ----------       ----------     ----------
    Total receivables                 4,206            8,366              -
                                 ----------       ----------     ----------

    Total assets                  1,687,526        6,612,337      5,076,350

Liabilities

Securities Purchased                      -                -              -
                                 ----------       ----------     ----------
    Net assets available
    for benefits                $ 1,687,526      $ 6,612,337    $ 5,076,350
                                 ==========       ==========     ==========

The accompanying notes are an integral part of the financial statements.

'                        HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                              December 31, 1994


                                              Non-Participant
                                                  Directed                      Participant  -  Directed
                                            -----------------    ---------------------------------------------------------
                                                  Harsco         Harsco
                                                  Common         Common          Fixed            Fidelity         S & P
                                                  Stock          Stock           Income           Magellan          500
                                  Total            Fund           Fund            Fund               Fund          Fund
                              -------------     ----------     ----------       --------          --------        -------
Assets

Investments, at fair value:
  Harsco Corporation
  1,238,548 shares of
  common stock                $ 50,625,650    $ 24,872,382   $ 25,753,268    $          -      $         -      $         -

  Mutual Funds                  19,473,579               -              -               -        8,744,862        5,098,218

  Short-term investments           643,014         251,601        260,513          35,217           95,683                -

  Bank Common Trust Funds        2,115,359               -              -       2,115,359                -                -

  Participant loans              3,313,458               -              -               -                -                -

  Guaranteed rate group
    annuity contract             9,951,520               -              -       9,951,520                -                -

                               -----------      ----------    -----------     -----------       ----------       ----------
Total investments               86,122,580      25,123,983     26,013,781      12,102,096        8,840,545        5,098,218
                               -----------      ----------    -----------     -----------       ----------       ----------

Contributions Receivable:

  Employer's                       113,070         113,070              -               -                -                -

  Participants'                    302,218               -        140,197          40,611           54,361           25,603

Interest Receivable                  2,766           1,238          1,282               -              246                -

Securities Sold                     64,921          31,895         33,026               -                -                -

                               -----------      ----------    -----------     -----------       ----------       ----------
      Total receivables            482,975         146,203        174,505          40,611           54,607           25,603
                               -----------      ----------    -----------     -----------       ----------       ----------

    Total assets                86,605,555      25,270,186     26,188,286      12,142,707        8,895,152        5,123,821

Liabilities

Securities Purchased               (85,839)        (12,125)       (55,042)               -         (18,672)                -

                               -----------      ----------    -----------     -----------       ----------       ----------
  Net assets available for
    benefits                  $ 86,519,716    $ 25,258,061   $ 26,133,244    $ 12,142,707      $ 8,876,480      $ 5,123,821
                               ===========     ===========    ===========     ===========       ==========       ==========


                                                Participant  -  Directed
                                  --------------------------------------------------

                                   International       Asset
                                      Equity         Allocation          Participant
                                       Fund            Fund                 Loans
                                  --------------     ----------          -----------
Assets

Investments, at fair value:
  Harsco Corporation
  1,238,548 shares of
  common stock                    $         -     $         -           $         -

  Mutual Funds                      1,463,677       4,166,822                     -

  Short-term investments                    -               -                     -

  Bank Common Trust Funds                   -               -                     -

  Participant loans                         -               -             3,313,458

  Guaranteed rate group
    annuity contract                        -               -                     -

                                   ----------      ----------            ----------
Total investments                   1,463,677       4,166,822             3,313,458
                                   ----------      ----------            ----------

Contributions Receivable:

  Employer's                                -               -                     -

  Participants'                        11,603          29,843                     -

Interest Receivable                         -               -                     -

Securities Sold                             -               -                     -

                                   ----------      ----------            ----------
      Total receivables                11,603          29,843                     -
                                   ----------      ----------            ----------

    Total assets                    1,475,280       4,196,665             3,313,458

Liabilities

Securities Purchased                        -               -                     -

                                   ----------      ----------            ----------
  Net assets available for
    benefits                      $ 1,475,280     $ 4,196,665           $ 3,313,458
                                   ==========      ==========            ==========

The accompanying notes are an integral part of the financial statements.

                        HARSCO CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1995

                                            Non-Participant
                                                Directed                 Participant  -  Directed
                                           -----------------  ----------------------------------------------------------
                                                 Harsco           Harsco
                                                 Common           Common           Fixed            Fidelity         S & P
                                                  Stock            Stock           Income           Magellan          500
                                  Total           Fund             Fund             Fund              Fund            Fund
                              -------------    ----------     ------------        --------         ---------        -------
Additions to net assets
attributed to:

Investment income
  Net appreciation/
  (depreciation) in the fair
  value of investments        $ 27,135,889     $ 10,541,154    $ 10,262,564      $         -      $ 2,642,891       $ 2,158,584

  Dividends                      2,569,122          924,553         871,917                -          772,652                 -

  Interest - short-term
    investments                    494,468           16,863          16,376          451,298            9,931                 -
  Interest - group annuity
    contracts                      287,083                -               -          287,083                -                 -
  Interest - participant
    loans                          372,283                -               -                -                -                 -
                               -----------        ---------      ----------       ----------       ----------        ----------
                                30,858,845       11,482,570      11,150,857          738,381        3,425,474         2,158,584

Cash Contributions:
  Employer's, less
    forfeitures of $53,052       3,456,788        3,456,788               -                -                -                 -

  Participants'                 10,667,208                -       3,250,906        1,524,411        2,493,979         1,456,811

                               -----------        ---------      ----------       ----------       ----------        ----------
  Total additions               44,982,841       14,939,358      14,401,763        2,262,792        5,919,453         3,615,395
                               -----------        ---------      ----------       ----------       ----------        ----------

Deductions
  Deductions from net assets
    attributed to Employee
    withdrawals                 13,294,129        3,722,643       2,753,170        3,662,491        1,117,447           753,937
                               -----------        ---------      ----------       ----------       ----------        ----------

  Net increase/(decrease)
    prior to Interfund
      transfers                 31,688,712       11,216,715      11,648,593       (1,399,699)       4,802,006         2,861,458

  Interfund transfers                    -         (125,313)     (3,540,808)       1,251,204          (84,789)          668,535

                               -----------        ---------      ----------       ----------       ----------        ----------
    Net increase/(decrease)     31,688,712       11,091,402       8,107,785         (148,495)       4,717,217         3,529,993

Net assets available for
  benefits: December
  31, 1994                      86,519,716       25,258,061      26,133,244       12,142,707        8,876,480         5,123,821

                               -----------      -----------      ----------       ----------       ----------        ----------
  December 31, 1995           $118,208,428    $  36,349,463    $ 34,241,029     $ 11,994,212     $ 13,593,697       $ 8,653,814
                               ===========      ===========     ===========       ==========       ==========        ==========


                                              Participant  -  Directed
                                ----------------------------------------------------

                                   International           Asset
                                     Equity             Allocation       Participant
                                     Fund                 Fund              Loans
                                ----------------       ------------      -----------
Additions to net assets
attributed to:

Investment income
  Net appreciation/
  (depreciation) in the fair
  value of investments            $   153,267      $    1,377,429    $           -
  Dividends                                 -                   -                -

  Interest - short-term
    investments                             -                   -                -
  Interest - group annuity
    contracts                               -                   -                -
  Interest - participant
    loans                                   -                   -          372,283
                                   ----------          ----------     ------------
                                      153,267           1,377,429          372,283

Cash Contributions:
  Employer's, less
    forfeitures of $53,052                  -                   -                -

  Participants'                       507,687           1,433,414                -

                                   ----------          ----------     ------------
  Total additions                     660,954           2,810,843          372,283
                                   ----------          ----------     ------------

Deductions
  Deductions from net assets
    attributed to Employee
    withdrawals                       213,235             657,873          413,333
                                   ----------          ----------     ------------

Net increase/(decrease)
  prior to Interfund
  transfers                           447,719           2,152,970          (41,050)

  Interfund transfers                (235,473)            262,702        1,803,942

                                   ----------          ----------     ------------
    Net increase/(decrease)           212,246           2,415,672        1,762,892

Net assets available for
benefits: December 31, 1994
                                    1,475,280           4,196,665        3,313,458

                                   ----------          ----------     ------------
     December 31, 1995            $ 1,687,526         $ 6,612,337    $   5,076,350
                                   ==========          ==========     ============

The accompanying notes are an integral part of the financial statements.

                 NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN

1.    General Description of Plan:

      The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

      All employees (including officers) who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary or other related company of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by, this Plan, are deemed ("Eligible Employees"). Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Eligible Employees under this Plan and the date as of which their coverage commenced. An employee who has completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of his employment is deemed an "Eligible Employee".

      To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service code which is $9,240. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

      Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching and Prior Match Accounts is based on years of vesting service. A Participant is 100% vested after five years of credited service.

      Investment management fees related to the Harsco Common Stock Fund, the Fixed Income Fund, and the Fidelity Magellan Fund are paid by the Company. Investment management fees related to the S&P 500 Fund, the International Equity Fund, and the Asset Allocation fund are paid by the Plan Participants. Plan recordkeeping fees and Participant directed investment fund change fees (not in excess of four changes per plan year) are paid by the Company.

      Effective April 1, 1994, Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to
      (from) the respective investment fund(s) from (to) the Participant Loans fund. The Participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence. The loans are collateralized only by the portion of the Participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates, based on the Trustee's prime rate plus one percent, ranged from 7.25% to 10.00% during 1995. Principal and interest is paid ratable through payroll deductions.

      While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan Participants and beneficiaries in proportion to their respective account balances.

2.    Summary of Significant Accounting Policies:

      Basis of Accounting:

      The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation:

      The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. The Participant Group Annuity Contracts with Metropolitan Life Insurance Company (Metropolitan), are stated at fair value which approximates cost plus accrued interest with principal and interest guaranteed by Metropolitan. The Common Trust Funds with Wells Fargo Bank, N.A. are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. The Fidelity Magellan Mutual Fund shares in the Fidelity Magellan Fund, are stated at market value, which represents the closing price of the fund on the last trading day of the calendar year. S&P 500 Mutual Fund shares in the S&P 500 Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. The International Equity Fund shares in the International Equity Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. The Asset Allocation Mutual Fund shares in the Asset Allocation Fund are stated at market value, which represents the closing price on the last day of trading of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the Wells Fargo Bank Money Market Fund.

      Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications:

      Certain amounts in the 1994 financial statement have been reclassified to conform with the 1995 presentation.

         Other:

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.    Investment Programs:

      The Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

      (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participants' contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

      (2) Fixed Income Fund - (consisting of investments purchased with participants' contributions): a fund currently maintained through an agreement with one or more insurance companies or other financial institutions, designated by the Company, under which the insurance company or financial institution shall guarantee repayment of the principal and payment of interest at a fixed annual rate for a specified period of time in accordance with the terms of the agreement. Starting on January 1, 1994, participants earned interest at a variable rate on all monies contributed to the fund. The 1995 Fixed Income Fund Average Rate of Return was 6.19%.

      (3) Fidelity Magellan Fund - (consisting of investments purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research Company, Boston, Massachusetts.

      (4) S&P 500 Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index. These stocks represent approximately 75% of the market value of all publicly-traded common stocks in the United States. This fund was offered as a new investment option starting April 1, 1994.

      (5) International Equity Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in over 1,000 foreign stocks in the equity markets of 20 predominantly Western European and Pacific Rim countries representing over 90% of the overseas equity market. This fund was offered as a new investment option starting April 1, 1994.

      (6) Asset Allocation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments among three asset classes consisting of S&P 500 Index common stocks, U.S. Treasury Bonds with maturities ranging from 20 to 30 years, and Wells Fargo Bank Money Market securities. This fund was offered as a new investment option starting April 1, 1994.

      If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for the Harsco Common Stock Fund, the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      There were 4,243 participants at December 31, 1995 who participated in one or more of the six investment funds. At December 31, 1995 the number of participants selecting each of the investment funds for their contributions was as follows:

                  Harsco Corporation Common Stock   . . . . . . . . . . . . . . .       4,149
                  Fixed Income Fund   . . . . . . . . . . . . . . . . . . . . . .       1,938
                  Fidelity Magellan Fund  . . . . . . . . . . . . . . . . . . . .       2,260
                  S & P 500 Stock Fund  . . . . . . . . . . . . . . . . . . . . .       1,853
                  International Equity Fund   . . . . . . . . . . . . . . . . . .         746
                  Asset Allocation Fund   . . . . . . . . . . . . . . . . . . . .       1,486

4.    Plan Mergers:

      Effective January 1, 1994, Harsco Corporation Savings Plan II was merged into the Harsco Corporation Savings Plan, which amounted to $11,953,849.

      On January 28, 1994, FMC Corporation ("FMC") and the Company announced completion of a series of agreements, first announced in December 1992, to combine certain assets and liabilities of FMC's Defense Systems Group and the Company's BMY-Combat Systems Division. The effective date of the combination was January 1, 1994. The combined company, United Defense, L.P., operates as a limited partnership ("partnership"). FMC, as the Managing General partner, has a 60 percent equity interest, and Harsco Defense Holding, Inc., a wholly-owned subsidiary of the Company, as the Limited Partner, has a 40 percent equity interest. Pursuant to the provisions of the Partnership Agreement, the partnership established certain transitional employee benefit plans to cover the former Harsco and FMC employees who were transferred to the Partnership. With respect to those former Harsco Employees covered by the Harsco Employees Savings Plan, the Partnership, effective January 1, 1994, established a Transition Savings Plan and, consequently, assets representing the full account balances of former Harsco employees were transferred from the Harsco Corporation Savings Plan to the Partnership's Transition Savings Plan as of the same date, which amounted to $29,521,185.

      Effective July 1, 1994, the Sherwood Selpac Corporation Profit Sharing Thrift Plan was merged into the Harsco Corporation Savings Plan. All qualified assets of the Sherwood Selpac Corporation Profit Sharing Thrift Plan were transferred into the Harsco Corporation Savings Plan in August 1994, which amounted to $2,012,512.

5.    Federal Income Taxes:

      The Company received a determination from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

      As to the Federal Income Tax status of the employees with respect to the Plan, see "Description of Federal Tax Considerations", Exhibit (4), incorporated by reference.

                              HARSCO SAVINGS PLAN

          ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a) (FORM 5500)

                               December 31, 1995

Shares or                                                                                                  Current
Par Value        Description of Investment                                             Cost                  Value
- ---------        -------------------------                                       ---------------        ---------------
                 Common Stock:

  1,202,750      Harsco Corp. Common Stock, par value $1.25                      $             *        $    69,909,844
                                                                                                         --------------

                          Total Common Stock                                                                 69,909,844
                                                                                                         --------------

                 Contracts - Insurance, at contract value

$ 5,007,182          Metropolitan Life Insurance

                     GAC '13400, 5.48%, 1/1/1996                                               *              5,007,182
                                                                                                         --------------

                          Total Contracts - Insurance                                                         5,007,182
                                                                                                         --------------

    560,449      Wells Fargo Bank, N.A                                                 6,945,442              6,961,172
                 Common Trust Fund

        N/A      Participant Loans (1)                                                     - 0 -              5,076,350

                 Mutual Funds:

    993,933          Fidelity Magellan Fund                                                    *             13,345,571

    383,114          S & P 500 Fund                                                    6,482,703              8,646,887

    125,903          International Equity Fund                                         1,525,999              1,683,320

    343,242          Asset Allocation Fund                                             5,247,780              6,603,971
                                                                                                         --------------

                          Total Mutual Funds                                                                 30,279,749
                                                                                                         --------------

   $917,144      Short-Term Investments - Wells Fargo Bank

                 Money Market Fund                                                       917,144                917,144
                                                                                                         --------------
                 Total Assets Held for Investment Purposes                                              $   118,151,441
                                                                                                         ==============


(1) Participant Loans do not exceed five years to maturity and interest rates charged during 1995 ranged from 7.25% to 10.00%.

* The historical cost information was not available from the trustee or custodian due to the cumulative nature of the costs in these funds.

                        HARSCO CORPORATION SAVINGS PLAN

          SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d) (FORM 5500)

                      For the year ended December 31, 1995

                                                                                     (iii), (iv)
                                                           (i), (ii)                Total Dollar
       (a)                           (b)                Total Number of               Value of                    (v)
   Identity of                   Description            Purchases (P) or            Purchases or             Net Gain or
  party involved                  of Asset                 Sales (S)                    Sales                   (Loss)
- ---------------------------------------------------------------------------------------------------------------------------
Harsco                      Harsco Common                 (P) 130                $       4,122,893          $           -
  Corporation, plan         Stock Fund                    (S) 122                $       5,934,093          $   1,465,119
  sponsor

Harsco                      Fixed Income                  (P) 141                $       3,094,421          $           -
  Corporation, plan         Fund                          (S) 109                $       3,952,162          $        -0-
  sponsor

Harsco                      Fidelity Magellan             (P) 159                $       2,816,312          $           -
  Corporation, plan         Fund                          (S) 92                 $       1,332,912          $     253,231
  sponsor

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        HARSCO CORPORATION SAVINGS PLAN

                                        BY  /x/ R. C. Hawkins
                                            -----------------------------
                                            R. C. Hawkins, Chairman
                                            Plan Administrative Committee

June 21, 1996

                        HARSCO CORPORATION SAVINGS PLAN
                           Annual Report on Form 11-K
                      for the year ended December 31, 1995

INDEX TO EXHIBITS

Exhibit
Number           Data Required                                      Location in 11-K
- ------   ---------------------------------------               -----------------------------------
 1       Consent of Independent Accountants                    Page 20

 2       Participant's Statement of Account                    Pages 21 to 24

 3       Appendix "B" to Harsco                                Page 25
            Savings Plan

 4       Description of Federal Tax                            Incorporated by reference
           Considerations                                        from pages 50-56 Post Effective
                                                                 Amendment No. 2 to Form S-8
                                                                 Registration Statement
                                                                 (Registration No. 33-5300)
                                                                 effective April 30, 1990.